Mail Stop 4561

June 22, 2006

Mr. Ping'an Wu
President and Chief Executive Officer
China Properties Developments, Inc.
89 Chang'an Middle Road
Yangming International Tower, 26th and 27th Floors
Xi'an, China 710061

> **Re:** **China Properties Developments, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 0-50637**

Dear Mr. Wu:

We have reviewed your response letter dated June 9, 2006 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

General

1.	Please file an amended Form 10-KSB that incorporates the proposed revisions detailed in your response. As it relates to any adjustments to the financial statements, please label the financial statements as restated, include an updated audit opinion as necessary and include a restatement footnote that describes the revisions to your financial statements in a reasonable level of detail, including a quantification of each adjustment and the effect of each correction on each financial statement line item and any per-share amounts affected for each period presented. In addition, please incorporate all applicable revisions into your amended Form 10-QSB for the quarter ended March 31, 2006. Refer to SFAS 154 and AU Section 561.

2.	We have read your proposed disclosure as it relates to the restatement of your financial statements. Your disclosure suggests that your revisions are based solely on comments from the SEC Staff rather than a conclusion by management that your historical financial statements should be restated to reflect the correction of errors and omission of material disclosures in accordance with US GAAP. Further to our comment 1 above, please revise your disclosure accordingly.

Mr. Ping'an Wu
China Properties Developments, Inc.
June 22, 2006
Page 2

Item 6. Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 11

3.   We have read your response and proposed revisions in response to prior comment
        3. Your disclosures regarding the mortgages payable and cash and cash
        equivalent balances at December 31, 2005 and 2004 do not appear to agree to the
        amounts per the financial statements. Please revise these amounts as appropriate.
        In addition, please revise to include a discussion of all known obligations –
        including bank/long-term loans, short-term loans and mortgage loans.

Consolidated Statements of Cash Flows, page F-6

4.   We have reviewed your response to prior comment 7. The guidance you
        reference would support netting amounts paid out and subsequently received on
        loans to related parties and netting cash flows received and subsequently paid
        back on amounts due to related parties; however, it does not appear to support
        netting cash flows related to loans due from related parties with loans due to
        related parties. Please further explain to us how you determined this was
        appropriate or revise accordingly. Further, we do not understand your conclusion
        that loans due from related parties constitute operating activities. Refer to
        paragraphs 16(a) and 17(a) of SFAS 95. As it relates to the cash flows from due
        to related parties, refer to paragraph 19(b) and 20(b) regarding their cash flow
        classification. Please revise or further explain to us your basis for this
        classification.

Note 2 – Significant Accounting Policies

Inventories and Construction in Progress, page F-8

5.   We have reviewed your response to prior comment 9 and the proposed revisions
        included in your response to prior comment 10. You still do not disclose how you
        determine your total estimated project costs, how you allocate such costs to units
        sold or your policy for reviewing such estimates for revision as construction
        progresses in accordance with SFAS 67. Please advise us and revise to include
        such disclosure in addition to the revisions you propose in your response. In
        addition, as discussed in our prior comment 9, we do not understand how using a
        fixed percentage of 75% of the selling price to determine the cost of sales for
        units sold is consistent with the notion in paragraphs 11 and 12 of SFAS 67.
        Accordingly, please revise your disclosure and accounting or further explain to us
        your basis in accounting and cite the relevant accounting literature on which you
        rely.

6.   We have read your response to prior comment 10. In addition to your proposed revisions, please revise to disclose the amount of total interest cost incurred and the total amount of interest capitalized in each period presented in the financial statements. Refer to paragraph 21 of SFAS 34. In your revised disclosure, please also further explain how you determine the point at which you commence and cease interest capitalization and how you determine the capitalization rate for any given period. Refer to paragraphs 12 – 16 as it relates to the capitalization rate to be used and paragraphs 17 – 19 of SFAS 34 as it relates to the period of capitalization. Finally, as it relates to the capitalized interest on the Jiahui building, if you have evaluated this error and have concluded that such error has a material impact on your historical financial statements, you should restate your financial statements accordingly. Please advise.

Property, Plant and Equipment, page F-10

7.   Your disclosure here that the government certification of the Jiahui building was completed on July 23, 2004 and depreciation commenced on that date contradicts your proposed disclosure regarding real estate projects in your response to prior comment 15, which indicates that the that the building was available for occupancy and depreciation commenced on July 1, 2000. Please reconcile these statements and revise your disclosures to be consistent throughout the filing.

Note 4 – Office Space Construction in Progress – Yangming Building, page F-12

8.   We note from your response to comment 15 that you relocated your corporate offices to the Yangming building in October 2005 but do not plan to commence depreciation until July 1, 2006. Please revise to reflect depreciation expense related to the portion of the Yangming building which is substantially completed and occupied by tenants or held available for occupancy or further explain to us why your accounting is appropriate. Refer to paragraphs 22 – 23 of SFAS 67.

Note 5 – Related Party Transactions, page F-13

9.   We have reviewed your response to prior comment 18. Please further revise Note 5 to also include the loans due to and from your officers and employees. In addition, please also revise to provide the disclosures required by paragraph 2(c) of SFAS 57 regarding the dollar amounts of all such transactions that took place during each of the years ended December 31, 2005 and 2004 in addition to your current disclosure of the balances at December 31, 2005. Finally, please advise us of and revise your disclosure to explain the business purpose of such transactions.

Note 12 – Notes Payable, page F-18

10.   We have read your response to prior comment 21. Please revise your balance sheet as of December 31, 2005 to label your note payable to Shaanxi Ruize Industrial Co., Ltd. as related party.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Amanda Sledge, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3431 if you have questions.

                                                Sincerely,

                                                Joshua S. Forgione
                                                Assistant Chief Accountant